SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Final Amendment)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                      ------------------------------------

                      FOX STRATEGIC HOUSING INCOME PARTNERS
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                  Patrick Foye
                            Executive Vice President
                                 AIMCO-GP, Inc.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 757-8101

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

CUSIP No.      NONE                14D-1 AND 13D/A            Page 2 of 11 Pages

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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621
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2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
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3.       SEC Use Only
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4        Sources of Funds

                                       WC
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
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6.       Citizenship or Place of Organization

                                    Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      1,156
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8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
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9.       Percent of Class Represented by Amount in Row 7

                                     4.427%
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10.      Type of Reporting Person

                                       PN

================================================================================

CUSIP No.       NONE              14D-1 AND 13D/A            Page 3 of 11 Pages


================================================================================
1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577
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2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
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3.       SEC Use Only
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4        Sources of Funds

                                       N/A
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                                    Maryland

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      5,288
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8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                     20.25%
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10.      Type of Reporting Person

                                       CO
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                        FINAL AMENDMENT TO SCHEDULE 14D-1

     This Final Amendment amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission ("SEC") on April 30, 1999 by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), and Apartment Investment and Management Company, a Maryland real estate investment trust, as amended on May 5, 1999, as further amended on May 27, 1999, as further amended on June 14, 1999, as further amended on July 1, 1999, and as further amended on July 7, 1999 relating to the tender offer by the Purchaser to purchase up to 11,750 outstanding units of limited partnership interest ("Units") of Fox Strategic Income Housing Partners (the "Partnership"), at a purchase price of $260 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 1999, as amended on May 27, 1999, as further amended on June 14, 1999, as further amended on July 1, 1999 and as further amended on July 7, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby amended to add the following:

     The total amount of funds required by the Purchaser to purchase 1,156 Units purchaser pursuant to the Offer, excluding related fees and expenses, was $300,560.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended to add the following:

     The Offer by the Purchaser for up to 11,750 Units expired 5:00 p.m., New York City time, on July 30, 1999. Pursuant to the Offer, the Purchaser purchased 1,156 Units, constituting approximately 4.28% of the outstanding Units. As a result, the Purchaser and its affiliates now own an aggregate of 5,288 Units constituting approximately 20.25% of the outstanding Units.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 1999

                                      AIMCO PROPERTIES, L.P.

                                      By:   AIMCO-GP, Inc.


                                               By:  Patrick J. Foye
                                                    ----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                       APARTMENT INVESTMENT AND
                                       MANAGEMENT COMPANY

                                               By:  Patrick J. Foye
                                                    ----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President



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